Filed by Ashland Inc. pursuant to Rules 165 and 425 promulgated under the
    Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

                                                   Subject Company: Ashland Inc.
                                                  Commission File No.: 001-02918

      (Employee Q&A to be posted on Ashland Inc.'s Employee Intranet)

Q. Where is the Maleic Anhydride business located, and how will its employees be affected by its sale?

A. The Maleic Anhydride business is part of Specialty Chemical (Composite Polymers) and includes a plant located in Neal, West Virginia. Upon completion of the transaction, the employees in this business group who are actively at work on the closing date of the transaction will be offered employment by Marathon.




Q. What is meant when Ashland says that part of the deal is contingent upon approval from public debt holders? Is this meant to imply that our creditors may prevent the deal from closing?

A. Ashland is not obligated to close the transaction unless we receive consent from 90 percent of the principal amount of our taxable, long-term public debt. Consent from two-thirds of a series represents consent for the entire series. If we fail to obtain the 90 percent consent level, Ashland has the option to waive this closing condition and still close the transaction.